August 9, 2024

Dustin Weber
Chief Financial Officer
Altus Power, Inc.
2200 Atlantic Street, Sixth Floor
Stamford, CT 06902

        Re: Altus Power, Inc.
            Form 10-K for the Fiscal Year ended December 31, 2023
            File No. 001-39798
Dear Dustin Weber:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 32

1. We note your disclosure on page 33 stating that your "pipeline of opportunities" totaled over one gigawatt as of year-end, and included both operating acquisitions and development projects. You explain that the portion representing development projects includes 105 MW "in construction or pre-construction" and 160 MW "in the contracting or due diligence phase," while the portion representing potential operating acquisitions includes 106 MW "in the closing phase" and 7 MW "in negotiation."

        Please expand your disclosure to more clearly define your pipeline of opportunities, including the criteria applied in determining whether an opportunity is
        included in the total that you report, and details of each phase involved in characterizing the status of opportunities in the pipeline, the sequence or progression among the phases from the point of initial inclusion to the point of becoming a project that you own or are contractually bound to complete, and indicating the phase or status of the other 622
        MW that comprise the total of the one gigawatt of opportunities that you report.
 August 9, 2024
Page 2

Results of Operations - Year Ended December 31, 2023 Compared to Year Ended December 31,
2022, page 39

2. We note that your discussion and analysis of the 53% increase in total operating revenues and the 69% increase in costs of operations is limited to a sentence attributing these changes to an increase in the number of operating solar energy facilities in your portfolio and that your discussion and analysis in each of the subsequent interim reports is similarly limited, with the same explanation for changes in the financial results.

       We believe that further information will be necessary to comply with
Item 303 of
       Regulation S-K. For example, you must identify material events and uncertainties that are reasonably likely to cause reported financial information not to be necessarily indicative of future operating results or of future financial condition. Therefore, it is important to reveal the nature of the changes underlying the financial activity and clarify the extent to which changes are isolated/unique to the period or characteristic of ongoing operations.
       You must also describe the underlying reasons for material changes that offset one another in a line item and, with respect to material changes in revenues, indicate the extent to which these are attributable to changes in prices, changes in volumes, or to the introduction of new products or services; this would generally entail a discussion of prices and the amount of power generated and sold each period. Please refer to
Item 303(a), (b),
       and (b)(2)(ii) of Regulation S-K if you require further clarification or guidance.

       We believe that you should expand your discussion and analysis to include both quantitative and qualitative reasons for the changes in revenues and costs of operations, to include the weighted average number of operating solar energy facilities for each period, an indication of utilization and the extent of correlation with installed capacity, differentiation between changes attributable to acquisitions and organic growth, and the reasons for material changes in revenues derived from power purchase agreements, net metering credit agreements, and solar renewable energy credits. Please submit the revisions that you propose to address these requirements.
Exhibits

3. We note that certifications filed as Exhibits 31.1 and 31.2 to your annual and subsequent interim reports omit required language from paragraphs 4(a) and 4(b) and the introductory part of paragraph 4, concerning your responsibilities for establishing and maintaining disclosure controls and procedures and internal control over financial reporting.

       Please describe to us the reasons that you have not provided all of the representations required in the paragraphs referenced above. We expect that you will need to amend these filings to provide the certifications required by Rule 13a-14(a) of Regulation 13A, including all of the representations prescribed by Item 601(b)(31) of Regulation S-K.
 August 9, 2024
Page 3

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenifer Gallagher at 202-551-3706 or Karl Hiller at 202-551-3686 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation